SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                       (Amendment No.__ )*


                            ACC Corp.
                        (Name of Issuer)

             Common Stock, par value $.015 per share
                 (Title of Class of Securities)

                            00079410
                         (CUSIP Number)

Robert M. Van Degna           Copy to:  Edward T. Swan
Fleet Equity Partners                   Kirkland & Ellis
111 Westminster Street                  200 E. Randolph Drive
Providence, Rhode Island 02903          Chicago, Illinois 60601
(401) 278-6770                          (312) 861-2465
_________________________________________________________________
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                          May 22, 1995
              (Date of Event which Requires Filing
                       of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.


Check the following box if a fee is being paid with the statement.
     X

(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)
(See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                (Continued on following page(s))

                       Page 1 of 196 Pages
Exhibit Index on Page 19

CUSIP No. 00079410             13D            Page 2 of 196 Pages


1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Fleet Financial Group, Inc.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a)
          (b)  X

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
          Not Applicable

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)


6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          Rhode Island

  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER
          -0-

8.   SHARED VOTING POWER
          652,500

9.   SOLE DISPOSITIVE POWER
          -0-

10.  SHARED DISPOSITIVE POWER
          652,500

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          652,500  (See Item 4 and Item 5)

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          7.7%   (See Item 4 and Item 5)

14.  TYPE OF REPORTING PERSON*
          CO

CUSIP No. 00079410             13D            Page 3 of 196 Pages


1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Fleet Venture Resources, Inc.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a)
          (b)  X

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
          WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)


6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          Rhode Island

  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER
          -0-

8.   SHARED VOTING POWER
          522,000

9.   SOLE DISPOSITIVE POWER
          -0-

10.  SHARED DISPOSITIVE POWER
          522,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          522,000   (See Item 4 and Item 5)

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          6.1%   (See Item 4 and Item 5)

14.  TYPE OF REPORTING PERSON*
          CO

CUSIP No. 00079410             13D            Page 4 of 196 Pages


1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Fleet Equity Partners VI, L.P.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a)
          (b)  X

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
          WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)


6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER
          -0-

8.   SHARED VOTING POWER
          130,500

9.   SOLE DISPOSITIVE POWER
          -0-

10.  SHARED DISPOSITIVE POWER
          130,500

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          130,500 (See Item 4 and Item 5)

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          1.5%   (See Item 4 and Item 5)

14.  TYPE OF REPORTING PERSON*
          PN

CUSIP No. 00079410             13D            Page 5 of 196 Pages


1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Silverado IV Corp.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a)
          (b)  X

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
          Not Applicable

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)


6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER
          -0-

8.   SHARED VOTING POWER
          130,500

9.   SOLE DISPOSITIVE POWER
          -0-

10.  SHARED DISPOSITIVE POWER
          130,500

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          130,500 (See Item 4 and Item 5)

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          1.5   (See Item 4 and Item 5)

14.  TYPE OF REPORTING PERSON*
          CO

CUSIP No. 00079410             13D            Page 6 of 196 Pages


1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Fleet Growth Resources II, Inc.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a)
          (b)  X

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
          Not Applicable

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)


6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER
          -0-

8.   SHARED VOTING POWER
          130,500

9.   SOLE DISPOSITIVE POWER
          -0-

10.  SHARED DISPOSITIVE POWER
          130,500

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          130,500   (See Item 4 and Item 5)

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          1.5%   (See Item 4 and Item 5)

14.  TYPE OF REPORTING PERSON*
          CO

CUSIP No. 00079410             13D            Page 7 of 196 Pages


1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Fleet Private Equity Co., Inc.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a)
          (b)  X

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
          Not Applicable

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)


6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          Rhode Island

  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER
          -0-

8.   SHARED VOTING POWER
          652,500

9.   SOLE DISPOSITIVE POWER
          -0-

10.  SHARED DISPOSITIVE POWER
          652,500

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          652,500   (See Item 4 and Item 5)

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          7.7%   (See Item 4 and Item 5)

14.  TYPE OF REPORTING PERSON*
          CO

CUSIP No. 00079410             13D            Page 8 of 196 Pages


1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Fleet Growth Resources, Inc.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a)
          (b)  X

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
          Not Applicable

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)


6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          Rhode Island

  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER
          -0-

8.   SHARED VOTING POWER
          130,500

9.   SOLE DISPOSITIVE POWER
          -0-

10.  SHARED DISPOSITIVE POWER
          130,500

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          130,500 (See Item 4 and Item 5)

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          1.5%   (See Item 4 and Item 5)

14.  TYPE OF REPORTING PERSON*
          CO

CUSIP No. 00079410             13D            Page 9 of 196 Pages


1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Chisolm Partners II, L.P.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a)
          (b)  X

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
          WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)


6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER
          -0-

8.   SHARED VOTING POWER
          72,500

9.   SOLE DISPOSITIVE POWER
          -0-

10.  SHARED DISPOSITIVE POWER
          72,500

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          72,500   (See Item 4 and Item 5)

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0.9%   (See Item 4 and Item 5)

14.  TYPE OF REPORTING PERSON*
          PN

CUSIP No. 00079410             13D           Page 10 of 196 Pages


1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Silverado II, L.P.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a)
          (b)  X

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
          Not Applicable

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)


6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER
          -0-

8.   SHARED VOTING POWER
          72,500

9.   SOLE DISPOSITIVE POWER
          -0-

10.  SHARED DISPOSITIVE POWER
          72,500

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          72,500   (See Item 4 and Item 5)

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0.9%   (See Item 4 and Item 5)

14.  TYPE OF REPORTING PERSON*
          PN

CUSIP No. 00079410             13D           Page 11 of 196 Pages


1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Silverado II, Corp.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a)
          (b)  X

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
          Not Applicable

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)


6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER
          -0-

8.   SHARED VOTING POWER
          72,500

9.   SOLE DISPOSITIVE POWER
          -0-

10.  SHARED DISPOSITIVE POWER
          72,500

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          72,500   (See Item 4 and Item 5)

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0.9%   (See Item 4 and Item 5)

14.  TYPE OF REPORTING PERSON*
          CO

                          SCHEDULE 13D

Item 1.   Security and Issuer.

          This Statement relates to shares of Common Stock, par value $.015 per share (the "Common Stock"), of ACC Corp. Inc., a Delaware corporation (the "Company"). The address of the Company's principal executive office is 400 West Avenue, Rochester, New York 14611.

Item 2.   Identity and Background.


          (a) This statement is being filed jointly by the following parties: (i) Fleet Venture Resources, Inc., a Rhode Island corporation ("FVRI"), by virtue of its direct beneficial ownership of Common Stock, (ii) Fleet Private Equity Co., Inc., a Rhode Island corporation ("FPEC"), by virtue of its ownership of all the outstanding common stock of each of FVRI and Fleet Growth Resources, Inc., a Rhode Island corporation ("FGR"), (iii) Fleet Financial Group, Inc., a Rhode Island corporation ("FFGI"), by virtue of its ownership of all the outstanding common stock of FPEC, (iv) Fleet Equity Partners VI, L.P., a limited partnership organized under the laws of Delaware ("FEP"), by virtue of its direct beneficial ownership of Common Stock, (v) Fleet Growth Resources II, Inc., a Delaware corporation ("FGRII"), as a general partner of FEP, (vi) FGR, by virtue of its ownership of all outstanding common stock of FGRII, (vii) Silverado IV Corp., a Delaware corporation ("SCIV"), as a general partner of FEP, (viii) Chisholm Partners II, L.P., a limited partnership organized under the laws of Delaware ("CP"), by virtue of its direct beneficial ownership of Common Stock, (ix) Silverado II, L.P., a limited partnership organized under the law of Delaware ("SLP"), as the sole general partner of CP, and (x) Silverado II, Corp., a Delaware corporation, ("SCII"), by virtue of its ownership of all common stock of SLP. The foregoing entities are collectively referred to herein as the "Reporting Persons."

          Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information furnished by another Reporting Person. By their signature on this Statement, each of the Reporting Persons agrees that this Statement is filed on behalf of such Reporting Person.
                      Page 12 of 196 Pages

          Certain information required by this Item 2 concerning the directors, executive officers and general partners of the Reporting Persons is set forth on Schedule A attached hereto, which is incorporated herein by reference.

          (b) The principal business address of each of FPEC, FVRI, FGR, FGRII, SCIV, CP, SLP and SCII is 111 Westminster Street, Providence, Rhode Island 02903. The principal business address of FFGI is 50 Kennedy Plaza, Providence, Rhode Island 02903.

          (c) The principal business of each of FEP, SCIV, FGRII, (a wholly owned subsidiary of FGR) and FGR is making and managing private equity investments, and in the case of SCIV and FGRII, acting as the general partners of FEP.

          FPEC is a wholly-owned subsidiary of FFGI and is principally engaged in the business of making and managing private equity investments. FFGI is principally engaged in the business of providing diversified financial services, including services related to commercial banking, consumer banking, investment services, asset collection and management services to its subsidiaries, financial institutions and individuals.

          The principal business of each of CP, SLP and SCII is making and managing private equity investments and, in the case of SLP serving as the sole general partner of CP, and, in the case of SCII, serving as the sole general partner of SLP.

          (d) During the past five years, none of the Reporting Persons nor, to the best knowledge of such persons, any of the persons named in Schedule A to this Statement, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the past five years, none of the Reporting Persons nor, to the best knowledge of such persons, any of the persons named in Schedule A to this Statement, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)  Not applicable.

Item 3.  Source and Amount of Funds or Other Consideration.

          FVRI, FEP, CP and the Company are parties to a Note and Warrant Purchase Agreement, dated as of May 22, 1995 (the "Purchase
                      Page 13 of 196 Pages

Agreement"), pursuant to which, FVRI, FEP and CP (collectively, the "Purchasers") purchased, and the Company sold, stock purchase warrants (the "Closing Warrants") to purchase an aggregate of 100,000 shares of Common Stock, contingent warrants (the "Springing Warrants and, together with the Closing Warrants, the "Warrants") and Convertible Subordinated Promissory Notes in the aggregate principal amount of $10,000,000 (the "Notes") for an aggregate cash consideration of $10,000,000. The aggregate cost of the Closing Warrants purchased by FVRI, FEP and CP pursuant to the Purchase Agreement was $144,000, $36,000 and $20,000, respectively, the source of which was general funds of such entities available for investment. The aggregate cost of the Springing Warrants purchased by FVRI, FEP and CP pursuant to the Purchase Agreement was $7,200, $1,800 and $1,000, respectively, the source of which was general funds of such entities available for investment.

          The aggregate cost of the Notes purchased by FVRI, FEP and CP pursuant to the Purchase Agreement was $7,048,800, $1,762,200 and $979,000, respectively, the source of which was general funds of such entities available for investment. The Notes are convertible into shares of Common Stock, and, upon approval by the Company's stockholders of an amendment to the Company's Certificate of Incorporation approving the creation of a class of blank check Preferred Stock, are automatically convertible into the Company's Series A Preferred Stock which will be designated pursuant to a Certificate of Designation in which the Company will designate the Series A Preferred Stock, par value of $1.00 per share. The terms of the Series A Preferred to be included in the Certificate of Designation are attached hereto as Exhibit D to
Exhibit 1. The Notes and Series A Preferred are convertible into Common Stock which will have the rights and preferences as set forth in the Certificate of Incorporation of the Company which is attached hereto as Exhibit C to Exhibit 1. Upon repayment of the Notes or redemption of the Series A Preferred, the Springing Warrants will become exercisable into the number of shares of Common Stock into which the prepaid principal of such Notes or the redeemed shares of such Series A Preferred would have been convertible.

          The Purchase Agreement is attached hereto as Exhibit 1 and is incorporated herein by this reference. Certain capitalized terms used in this statement and not otherwise defined herein have the meanings given to such terms in the Purchase Agreement. Forms of the Notes and the Warrants are attached hereto as Exhibits A, B, and H to Exhibit 1, respectively.

          Items 4 and 6 are hereby incorporated in their entirety by this reference.

                      Page 14 of 196 Pages

Item 4.   Purpose of Transaction.

          The Purchasers purchased the Notes and Warrants pursuant to the Purchase Agreement solely for investment purposes. As of the date of this statement, the Purchasers are the indirect beneficial owners (assuming conversion of the Notes and exercise of the Closing Warrants into Common Stock) of 725,000 shares of Common Stock, representing approximately 8.5% of the Company's Common Stock (see Item 5). Depending on market conditions and other factors (including evaluation of the Company's businesses and prospects, availability of funds, alternative uses of funds and general economic conditions), the Purchasers may from time to time purchase additional securities of the Company or dispose of all or a portion of their investment in the Company in the open market, in privately negotiated transactions or otherwise.

          Pursuant to the Purchase Agreement, so long as the Notes are outstanding the Purchasers have the right to designate a person to be elected to the Board and Robert V. Van Degna has been elected to the Board as such representative. After the Notes are converted into Series A Preferred Stock, the holders of the Series A Preferred Stock, the holders of the Series A Preferred have the right to elect one director to the Board.

          In addition, pursuant to the Purchase Agreement, the Purchasers have a right to purchase their pro rata share of certain future sales of stock by the Company. The Purchasers have a right to put the Series A Preferred back to the Company upon a Sale of the Company or a change in control. The Notes have a scheduled redemption on the Seventh anniversary of the date of their issuance. The Company is prohibited from issuing any dividend or shares of its Common Stock without obtaining the prior consent of Purchasers. Each Purchaser has standard informational rights and the right to receive financial information about the Company provided such Purchaser maintains 2.5% of the principal of the Notes or 2.5% of the shares of Series A Preferred Stock. The Notes, Warrants and Series A Preferred Stock have standard antidilution protection.

          The Purchasers have been granted certain registration rights with respect to the Common Stock issued by exercise of the Warrants or conversion of the Notes or the Series A Preferred. The Registration Agreement is attached hereto as Exhibit E to
Exhibit 1.

Item 5.   Interest in Securities of the Issuer.

                    Number of Shares              Percent of
Reporting Person         Beneficially Owned(1)(6) Class (3)

     FVRI                522,000 (2)                   6.13
     FPEC                652,500 (2)(4)           7.70
     FFGI                652,500 (2)(4)           7.70
     FEP                 130,500 (2)(4)           1.54
     FGRII                    130,500 (2)(4)           1.54
     FGR                 130,500 (2)(4)           1.54
     SCIV                130,500 (2)(4)           1.54
     CP                   72,500 (2)(5)            .85
                      Page 15 of 196 Pages

     SLP                  72,500 (2)(5)                 .85
     SCII                 72,500 (2)(5)                 .85


(1) The filing of this Statement shall not be construed as an admission by any Reporting Person that, for the purposes of 13(d) or 13 (g) of the Act, such Reporting Person is the beneficial owner of any securities covered by this Statement other than securities owned of record by such Reporting Person.

(2)  These Shares of Common Stock are not presently outstanding.
     However, they are issuable upon conversion of the Notes, the Series A Preferred and exercise of the Warrants.

(3)  Based on 8,476,012 shares of Common Stock deemed outstanding
     (assuming full conversion of the Notes and the Warrants), as reported in the Company's report on Form 10-C filed on April
     13, 1995.

(4) By virtue of its ownership of all of the outstanding common stock of FVRI and FGR, FPEC may be deemed to possess indirect beneficial ownership of the shares of Common Stock deemed beneficially held by FVRI and FGRI. By virtue of its ownership of all of the outstanding common stock of FPEC, FFGI may be deemed to possess indirect beneficial ownership of the shares of Common Stock deemed beneficially held by FPEC. By virtue of the relationships described in Item 2, FGRII and SCIV may be deemed to possess indirect beneficial ownership of the shares of Common Stock deemed beneficially held by FEP.
     By virtue of its ownership of all the outstanding common shares of FGRII, FGR may be deemed to possess indirect beneficial ownership of the shares of Common Stock deemed beneficially held by FGRII. The filing of this statement by FFGI, FPEC, FGRII, SCIV, and FGR shall not be construed as an admission that either FFGI, FPEC, FGR, FGRII or SCIV, is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this statement.

(5) By virtue of being the sole general partner of CP, SLP may be deemed to possess indirect beneficial ownership of the shares of Common Stock deemed beneficially held by CP. By virtue of being the sole general partner of SLP, SCII may be deemed to possess indirect beneficial ownership of the Shares of Common Stock deemed beneficially held by SLP. The filing of this statement by SLP and SCII shall not be construed as an admission that either SLP or SCII is, for purposes of 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this statement.
                       Page 16 of 25 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          In connection with the acquisition of the Notes and Warrants from the Company, the Purchasers have entered into with or received from the Company the following agreements and instruments:
(i) the Note and Warrant Purchase Agreement, (ii) the Convertible Subordinated Promissory Notes, (iii) the Closing Stock Purchase Warrants (ix) the Springing Stock Purchase Warrants, (iv) the Amendment to the Company's Certificate of Incorporation (as amended on May 22, 1995), (vi) the Participation Agreement and (v) the Certificate of Designation, (vi) the Registration Agreement,
(viii) the Opinion of Company's counsel. The full terms of such agreements and instruments are incorporated herein by reference to
Exhibit 1 and Exhibits A, B, C, D, E, F, G, and H to Exhibit 1 to this statement.

          Except as set forth above, none of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to securities of the Company, including, but not limited to, transfer or voting of any of the Company securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.   Materials to be Filed as Exhibits.

          1.   Note and Warrant Purchase Agreement, dated as of
               May 22, 1995 by and among the Purchasers and the Company and each of the following Exhibits to the Purchase Agreement:

               A.   Form of Convertible Subordinated Promissory
                    Note.

               B.   Form of Closing Stock Purchase Warrant.

               C. Form of Amendment to the Company's Certificate of Incorporation.

               D.   Form of Certificate of Designation.

               E.   Registration Agreement

               F.   Participation Agreement.

               G.   Form of Option of Company's Counsel

               H.   Form of Springing Stock Purchase Warrant

          2. Agreement re Joint Filing of Schedule 13D, dated as of May 26, 1995, among the Reporting Persons.
                      Page 17 of 196 Pages)

                           SIGNATURES

          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

May 31, 1995                  FLEET VENTURE RESOURCES, INC.

                              /s/ Robert M. Van Degna
                              ___________________________________
                              By  Robert M. Van Degna
                              Its President
                      Page 18 of 196 Pages

                          EXHIBIT INDEX

1. Note and Warrant Purchase Agreement, dated as of May 22, 1995 by and among the Purchasers and the Company and each of the following Exhibits to the Purchase Agreement:

     A.   Form of Convertible Subordinated Promissory Note.

     B.   Form of Closing Stock Purchase Warrant.

     C.   Form of Amendment to the Company's Certificate of
          Incorporation.

     D.   Form of Certificate of Designation.

     E.   Registration Agreement

     F.   Participation Agreement.

     G.   Form of Option of Company's Counsel

     H.   Form of Springing Stock Purchase Warrant

2. Agreement re Joint Filing of Schedule 13D, dated as of May 26, 1995, among the Reporting Persons.
                      Page 19 of 196 Pages

                           SCHEDULE A

          Set forth below are the names and present principal occupations of each of the executive officers and directors of FEP, SCIV, FGRII, FGR, FVRI, FPEC, FFGI, CP and SCII. Except as otherwise set forth below, the principal business address of each such person is 111 Westminster Street, Providence, Rhode Island 02903. All of the persons listed below are United States citizens.

I.   Directors and Executive Officers of FPEC, FVRI, FGR, FGRII.

 (A) Directors           Principal Occupation

     Robert M. Van Degna      Chairman and President, FPEC
     Habib Y. Gorgi           Executive Vice President, FPEC
     H. Jay Sarles            Vice-Chairman, FFGI
     Brian T. Moynihan        Vice-President, FFGI
     Douglas L. Jacobs        Vice-President, FFGI

 (B) Executive Officers  Principal Occupation

     Robert M. Van Degna      Chairman and President, FPEC
     Habib Y. Gorgi           Executive Vice President, FPEC
     Riordon B. Smith         Vice President, FPEC
     Michael A. Gorman        Vice President, FPEC
     Cynthia L. Balasco       Vice President, Secretary,
                                   Controller and CFO, FPEC
     Paula M. Gianlorenzo     Assistant Vice President, FPEC
     Thadeus J. Mocarski      Assistant Vice President, FPEC
     Bernard V. Buonanno, III Investment Officer, FPEC
     Brian T. Moynihan        Assistant Secretary, FPEC
     Kathleen A. Lawson       Secretary, FPEC
     Richard R. Pannone       Treasurer, FPEC

II.  Directors and Executive Officers of SCII.

 (A) Directors                Principal Occupation

     Robert M. Van Degna      President, Treasurer and
                                   Director, SCII
     Habib Y. Gorgi           Vice President, Secretary
                                   and Director, SCII

 (B) Executive Officers       Principal Occupation

     Robert M. Van Degna      President, Treasurer and
                                   Director, SCII
     Habib Y. Gorgi           Vice President, Secretary
                                   and Director, SCII
                      Page 20 of 196 Pages

III. Directors and Executive Officers of SCIV.

 (A) Directors                Principal Occupation

     Robert M. Van Degna      President, Treasurer and
                                   Director, SCIV
     Habib Y. Gorgi           Vice President, Secretary
                                   and Director, SCIV

 (B) Executive Officers  Principal Occupation

     Robert M. Van Degna      President, Treasurer and
                              Director, SCIV
     Habib Y. Gorgi           Vice President, Secretary
                                   and Director, SCIV

IV.  Directors and Executive Officers of FFGI.

 (A) Directors                Principal Occupation/Address

     William Barnet, III      President
                              William Barnet & Son
                              P.O. Box 131
                              1300 Hayne Street
                              Arcadia, SC  29320

     Bradford R. Boss         Chairman
                              A.T. Cross Company
                              One Albion Road
                              Lincoln, RI  02865

     Paul J. Choquette, Jr.   President
                              Gilbane Building Company
                              Seven Jackson Walkway
                              Providence, RI  02940

     James F. Hardymon        Chairman & CEO
                              Textron Inc.
                              40 Westminster Street
                              Providence, RI  02903

                      Page 21 of 196 Pages

     Robert M. Kavner         Creative Artists Agency
                              9830 Wilshire Boulevard
                              Beverly Hills, CA  90212-1825

     Lafayette Keeney         Consultant
                              41 Pettipaug Avenue
                              Old Saybrook, CT  06475

     Raymond C. Kennedy       Chairman
                              Kendell Holdings Inc.
                              745 Warren Street
                              Hudson, NY  12534

     Ruth R. McMullin         Management Fellow
                              York School of Management
                              274 Beacon Street
                              Boston, MA  02116

     Arthur C. Milot          Private Investor
                              P.O. Box 456
                              Jamestown, RI  02835

     Terrence Murray          Chairman, President and
                                   Chief Executive Officer
                              Fleet Financial Group, Inc.
                              Fleet Financial Group, Inc.
                              50 Kennedy Plaza, 18th Fl.
                              Providence, RI  02903

     Thomas D. O'Connor, Sr.  Chairman and Chief Executive
                                   Officer
                              Mohawk Paper Mills, Inc.
                              465 Saratoga Street
                              P.O. Box 497
                              Cohoes, NY  12047

     Michael B. Picotte       Managing General Partner
                              The Picotte Companies
                              20 Corporate Woods Blvd.
                              Suite 600
                              Albany, NY  12211
                      Page 22 of 196 Pages

     John A. Reeves           President, Mid-Continent
                                   Resources, Inc.
                              President
                              Pitkin Iron Corp.
                              P.O. Box 500
                              1058 County Road
                              Carbondale, CO  81623

     John R. Riedman          Chairman
                              Riedman Corporation
                              Riedman Tower
                              45 East Avenue
                              Rochester, NY  14604

     John S. Scott            Retired Chairman
                              Richardson-Vicks Inc.
                              1191 Smith Ridge Road
                              New Canaan, CT  06840

 (B) Executive Officers<F1>1  Principal Occupation

     Terrence Murray          Chairman, President and Chief
                                   Executive Officer, FFGI

     Robert J. Higgins        Vice Chairman, FFGI

     H. Jay Sarles            Vice Chairman, FFGI

     Michael R. Zucchini      Vice Chairman, FFGI

     Eugene M. McQuade        Executive Vice President and
                                   Chief Financial Officer,
                                   FFGI

     John B. Robinson, Jr.<F2>2    Executive Vice President,
                                   FFGI

     Peter C. Fitts           Senior Vice President, FFGI

     William C. Mutterperl    Senior Vice President,
                              Secretary and General Counsel,
                                   FFGI

<F1>1     Business Address of each of the officers and directors
          other than John B. Robinson, Jr.: Fleet Financial
          Group, Inc., 50 Kennedy Plaza, Providence, RI  02903

<F2>2     Business Address of John B. Robinson, Jr. is Fleet
          Financial Group, Inc., Peter D. Kiernan Plaza, New
          York, New York  12207.
                      Page 23 of 196 Pages

     M. Anne Szostak          Senior Vice President, FFGI

     Anne M. Slattery         Senior Vice President, FFGI

     Brian T. Moynihan        Vice President, FFGI
                      Page 24 of 196 Pages